FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

November 9, 2006

Item 3: News Release:

A news release dated and issued on November 9, 2006 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

CanAlaska announces a non-brokered private placement of up to 4,000,000 units for gross proceeds of up to $2,080,000.

Item 5: Full Description of Material Change:

Vancouver, Canada, November 9th, 2006 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) announces a non-brokered private placement of up to 4,000,000 units for gross proceeds of up to $2,080,000.  Each unit will consist of one common share in the capital of the Company at a purchase price of $0.52 and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of twenty-four months from the date of closing at a price of $0.67 per warrant share.  The proceeds from the private placement will be used for working capital as well as for the exploration of the Company’s uranium properties in the Athabasca Basin.

A finder’s fee may be paid.  The foregoing is subject to regulatory approval.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 9th day of November 2006.